UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March,  2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date March 05, 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Heri Sunaryadi

----------------------------------------------------

(Signature)

Heri Sunaryadi

Chief Financial Officer

DISCLOSURE OF INFORMATION

No.: TEL. 26/PR000/COP-A00700000/2015

APPOINTMENT OF TELKOM’S VICE PRESIDENT INVESTOR RELATIONS (CORPORATE SECRETARY) OF PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

Jakarta, March 4, 2015  – With reference to Bapepam-LK Regulation No. X.I.1, Attachment to Decision of the Chairman of Bapepam-LK No. Kep-86/PM/1996, dated January 24, 1996 on Disclosure of Information Required to Be Immediately Released to the Public and Regulation No. I-E, Attachment to Decree of the Board of Directors of PT Bursa Efek Indonesia No. Kep-306/BEJ/07-2004, dated July 19, 2004 on Requirements to Submit Information, PT Telkom  Indonesia Tbk (Persero) (“Telkom”) hereby announce that the Company’s Board of Director of Telkom has appointed Mr. Andi Setiawan as Vice President Investor Relations who also perform the function as Corporate Secretary, replacing Mr. Honesti Basyir.

Sincerely yours,

/s/ Heri Sunaryadi

HERI SUNARYADI

Chief Financial Officer

For further information please contact:

PT Telkom  Indonesia Tbk (Persero)

Investor Relations

Tel.                  :  62-21-5215109

Fax.                 :  62-21-5220500

E-mail              :  investor@telkom.co.id

Website           :  www.telkom.co.id

PT Telkom  Indonesia Tbk (Persero) ("Telkom") is the largest telecommunication and network provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIMES – telecommunications, information, media, edutainment and services. Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: TLK).